form3wcr.doc
                U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC  20549

        INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

                                FORM 3

OMB Approval
OMB Number:  3235-0104
Expires:  April 30, 1997
Estimated average burden hours per response:   .5

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.

1.  Name and Address of Reporting Person       Ray, William C.
                                               200 North Elm Street
                                               Greensboro, NC  27401

2.  Date of Event Requiring Statement          October 24, 1997
    (Month/Day/Year)

3.  IRS or Social Security Number of
Reporting Person (Voluntary)

4.  Issuer Name and Ticker or Trading          Network Systems
Symbol:                                        International, Inc.
                                               (NESI)

5.  Relationship of Reporting Person to        Officer
Issuer
     (Check all applicable)

6.  If Amendment, Date of Original             N/A


Table I - Non-Derivative Securities Beneficially Owned

1.  Title of       2.  Amount of     3.  Ownership     4.  Nature
Security           Securities        Form:  Direct     of Indirect
                   Beneficially      (D) or Indirect   Beneficial
                   Owned             (I)               Ownership

Common Stock       342,385           D


Table II - Derivative Securities Beneficially Owned

1.  Title of Derivative Security                               N/A

2.  Date Exercisable and Expiration Date
   (Month/Day/Year)

3.  Title and Amount of Securities Underlying
Derivative Security

4.  Conversion or Exercise Price of Derivative
Security

5.  Ownership form of Derivative Security:  Direct
(D) or Indirect (I)

Nature of Indirect Beneficial Ownership



/s/ William C. Ray
Signature of Reporting Person


Date:   11/03/97